UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KALOBIOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

48344T 10 0

(CUSIP Number)

Martin Shkreli

245 East 40th Street Apt. 18H

New York, NY 10016

(646) 217-2783

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	Name of Reporting Persons Martin Shkreli

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of KaloBios Pharmaceuticals, Inc. (the “Issuer”) and is being filed to amend the Schedule 13D filed with the Securities and Exchange Commission November 25, 2015 (the “Schedule 13D”).  This Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meetings set forth with respect thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following information after the final paragraph:

As of August 26, 2016, Mr. Shkreli ceased to beneficially own any shares of Common Stock (as described in Item 4).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the final paragraph:

Mr. Shkreli sold all shares of Common Stock held by him on August 25, 2016 and August 26, 2016 in private transactions and as a result ceased to be a stockholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Parts (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Mr. Shkreli beneficially owns 0 shares of Common Stock of the Issuer, representing 0.0% of the Issuer’s outstanding Common Stock.

(c) On August 25, 2016 and August 26, 2016, Mr. Shkreli sold all 1,913,206 shares of Common Stock of the Issuer that he then beneficially owned at a purchase price per share of $3.10, in private transactions.

(e) Mr. Shkreli ceased to be a beneficial owner of more than five percent (5%) of the outstanding Common Stock of the Issuer on August 25, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2016

/s/ Martin Shkreli
MARTIN SHKRELI